EF Hutton, division of Benchmark Investments, LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

August 10, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: **DatChat, Inc.**
Registration Statement on Form S-1, as amended
File No. 333-257688

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EF Hutton, division of Benchmark Investments, LLC, in its capacity as representative of the underwriters, pursuant to that certain registration statement on Form S-1, File No. 333-257,688, as amended (the "**Registration Statement**") of DatChat, Inc. (the "**Company**"), we wish to advise you that we hereby join with the Company's request that the effective date of the Registration Statement be accelerated so that the same will become effective at 4:15 p.m., Eastern Daylight Time, on Thursday, August 12, 2021, or as soon as practicable thereafter.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Respectfully,

EF HUTTON,
division of Benchmark Investments, LLC

By: *Sam Fleischman*
Name: Sam Fleischman
Title: Supervisory Principal